Exhibit 21

SPANSION INC.

LIST OF SUBSIDIARIES

as of December 31, 2006

Name of Subsidiary
Domestic Subsidiaries	State or Jurisdiction in Which Incorporated or Organized
Spansion Technology, Inc.	Delaware
Spansion LLC (1)	Delaware
Spansion International, Inc. (2)	Delaware
Cerium Laboratories LLC (2)	Delaware

Foreign Subsidiaries
Spansion (China) Co. Limited (3)	China
Spansion (EMEA) SAS (2)	France
Spansion Japan Limited (2)	Japan
Spansion (Penang) Sdn.Bhd. (2)	Malaysia
Spansion (Kuala Lumpur) Sdn. Bhd. (2)	Malaysia
Spansion Holdings (Singapore) Pte. Ltd. (2)	Singapore
Spansion (Thailand) Limited (2)	Thailand

(1)	Subsidiary of Spansion Inc. (60%) and Spansion Technology, Inc. (40%)
(2)	Subsidiary of Spansion LLC
(3)	Subsidiary of Spansion Holdings (Singapore) Pte. Ltd.